EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2004	2003
Earnings
Earnings from continuing operations before income taxes and other items	$616	$652
Portion of rents representative of the interest factor	25	21
Interest on indebtedness	128	137
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	—	2

	$770	$813

Fixed charges
Portion of rents representative of the interest factor	$25	$21
Interest on indebtedness	128	137
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	—	2

	$153	$161

Ratio of earnings to fixed charges	5.0	5.0